Exhibit 1

AGM 2026
Chair’s address

British American Tobacco p.l.c.
15 April 2026

WELCOME AND INTRODUCTION

Good morning, ladies and gentlemen. I am delighted to welcome you to our 2026 Annual General Meeting. All of your Directors are here today.

EXTENSION OF TENURE

It is a pleasure to see so many of you here.

As many of you know, in February, the Board announced its decision to extend my tenure as Chair for two more years, while the search for the right candidate continues.

Let me assure you that the Board remains fully committed to maintaining high standards of corporate governance, and recognises the importance of Board refreshment.

An extension of my tenure, beyond July 2026, represents a departure from the nine‑year recommendation set out in the UK Corporate Governance Code.

However, the Board concluded that maintaining consistent leadership is in the best interests of the Group and our shareholders during this important phase of our transformation.

In a short while, you will have the opportunity to ask questions. And following that, we will move to the formal business of the meeting.

But first, let me take a few minutes to reflect on 2025 and the progress we are making in transforming BAT.

REFLECTIONS ON 2025

Despite a challenging external environment, BAT delivered what it set out to do in 2025. It was a year of deployment, with tight execution against our strategy. As a result:
●	We delivered at the top end of our guidance;

●	In the U.S., our business returned to growth, with sustained momentum in combustibles and excellent results from Velo Plus;

●	The number of consumers choosing our Smokeless[1] products increased by more than 15% year-on-year, taking us closer to our target of 50 million consumers by 2030;

●	Our New Categories business delivered a significant improvement in category contribution, as we focused on driving sustainable quality revenue growth; and

●	We returned £6.3 billion to shareholders through dividends and share buy-backs – with approximately £34 billion returned to shareholders since 2020.

In our 2025 combined annual and sustainability report, shareholders will have seen references to Fit2Win. This is a transformational three-year programme that is re-inventing our business. Fit2Win is designed to ensure that BAT is future-fit to capitalise on the increasingly dynamic and digital consumer landscape. This means we will be sharper, faster and more data-driven, with the right capabilities for the future.

And I am confident in that future because it is grounded in real progress and underpinned by six core capabilities that will sustain our transformation.

The first is our advanced consumer insights and foresights.

As one of the most established businesses in the tobacco and nicotine industry, we truly understand adult nicotine consumers2 and their diverse preferences.

By using AI and data analytics, together with our extensive multi-category experience, we believe we can anticipate trends and develop innovative products to satisfy these preferences at pace.

The second capability is our science and stewardship.

When it comes to our New Category products, we have an excellent evidence base, backed by decades of research, hundreds of peer-reviewed studies, and thousands of patents.

The weight of evidence is compelling, as it demonstrates that our Smokeless products have significantly lower toxicant levels compared to cigarettes.

We have invested heavily in our science capabilities. Together with our brand‑building strength and global reach, we believe we have a well‑balanced portfolio that can meet a wide range of consumer preferences, across markets and moments.

To maintain this balance and provide adult nicotine consumers with a range of enjoyable reduced-risk*† products, we are scaling our innovation at the speed our transformation demands.

The third is our unique R&D ecosystem, which we have enhanced by building four state-of-the-art innovation centres and leveraging the strengths of our exclusive strategic partners.

This, alongside our decades of experience of creating great products for adult consumers, enables us to accelerate our innovation pipeline, which remains core to our growth.

The fourth capability is our international distribution network, which is unparalleled in its reach.

Our brands are available to adult consumers in more than 140 countries, across millions of outlets. Most of these outlets are in convenience and traditional channels, and this is an incredibly tough model to replicate, giving us a unique vantage point and competitive edge.

We have also invested in technologies, including AI and machine learning, to help us get our products to the right place at the right time.

Our vision to Build a Smokeless World is absolute, and it is fuelled by our ambition to reduce the health impact of our business. But we recognise that our efforts alone are not enough.

A collaborative approach with policymakers, regulators and public health officials is crucial to achieve the right frameworks that can encourage adult smokers, who would otherwise continue to smoke, to switch to less risky *† alternatives.

The fifth is our regulatory engagement and Tobacco Harm Reduction. Our approach is proactive, and our efforts are relentless. Engaging in an evidence-based dialogue with key stakeholders, including governments, health authorities and regulators, is critical to help shape sensible and proportionate regulation.

The evidence alone is persuasive. Countries like Sweden, the UK and the U.S. are demonstrating what is possible. When Tobacco Harm Reduction is embraced, smoking rates fall faster3,4,5.

This proves that when adult smokers, who would otherwise continue to smoke, have access to reduced‑risk*† alternatives, many choose to switch completely.

But we have also seen what happens when regulation misses the mark.

In Australia, Vapour products require a prescription. In Brazil, they’re banned outright. In both countries illicit trade is thriving and smoking rates are rising.

This should concern everyone. It threatens progress, and more importantly, it undermines opportunities for harm reduction and denies adult consumers access to Smokeless products.

The regulatory hurdles are real, but so is the evidence – and the progress. It is time to separate fact from fiction.

That’s why our voice – backed by science and our products – matters. And this is precisely why we created Omni – our dynamic evidence-based manifesto for change, and our go-to authority on Tobacco Harm Reduction.

We know that lasting change is only possible through genuine dialogue, with a clear view of the facts. Omni enables those crucial societal conversations between stakeholders, while demonstrating how science and innovation can accelerate the journey to a Smokeless World.

And finally, the sixth is our digital and AI capability, which we are strengthening at pace to enable greater agility, efficiency and clarity.

Our glo Hilo and Vuse Ultra devices are prime examples of this. We have enhanced the consumer experience, with a fully-connected digital ecosystem, creating products that keep pace with evolving consumer preferences in an increasingly digital world.

Another example is our investment in age-estimation technology. We know that underage access is a critical issue facing the industry.

Our position is clear: no underage person should use tobacco or nicotine products. Last year, we launched age-estimation technology pilots in seven markets‡, enabling more than 38,000 age checks.

We’re also engaging with policymakers and advocating for appropriate retail licencing solutions.

This, together with our responsible thought leadership and responsible marketing practices, is how we are leading from the front and calling for clear guardrails to protect the underaged.

We are also advancing our commercial execution, deploying next-generation digital platforms and AI-driven capabilities that support accuracy, compliance and operational excellence.

Ultimately, BAT is a company with a clear purpose, driven by its ambition to be a predominantly Smokeless business by 2035.

With a global multi-category strategy and significant opportunities ahead, the Board believes the business is in a strong position to drive future growth.

OUTLOOK
Now, let me move to our outlook.

Our transformation is driving us ever closer towards our purpose of A Better Tomorrow™, for our consumers, investors, employees and society alike. And this is one of the reasons I was delighted to stay on as Chair of the Board.

We enter 2026 with accelerating momentum, powered by a strengthened innovation pipeline, deep strategic partnerships and growing confidence in our future-fit capabilities.

This progress underpins our confidence in sustainably delivering our mid-term algorithm of:

●	3-5% revenue growth;

●	4-6% adjusted profit from operations** growth; and

●	5-8% adjusted, diluted EPS** growth.

We continue to expect performance at the lower end of our guided ranges this year, reflecting the time required to stabilise the APMEA region and our continued investment behind premium innovation roll-outs.

We also expect profit delivery to remain second-half weighted, driven by the phasing of New Category investment and build of Fit2Win savings through the year.

At current rates, we now expect a translational FX headwind on adjusted diluted EPS** in the range of 2% to 3% for the half-year and the full-year.

Returning to this mid‑term algorithm marks a major milestone in our transformation journey and reinforces the strength and resilience of our strategy. However, complexity and volatility continue to shape the world around us.

We have activated comprehensive Business Continuity Plans to mitigate potential disruption, and we are closely monitoring the situation in the Middle East as it evolves. As of today, the conflict is not currently having a significant impact on the Group’s business.

BAT continues to be highly cash generative, and we expect to deliver over £50 billion of free cash flow between 2024 and 2030.

We maintain a disciplined approach to capital allocation, which the Board reviews regularly, and we are committed to strong shareholder returns.

Key elements include:

●	Continued investment in our transformation;

●	Balancing deleveraging with progressive dividends and sustainable share buy-backs; and

●	Investing in selective bolt-on M&A to accelerate our transformation.

This year, we have announced a 2% dividend increase and a £1.3 billion share buy-back.

We remain on track with deleveraging and expect to be within our 2-2.5x target leverage range** by year-end.

BOARD CHANGES
We have seen a number of Board changes over the past year.

In August, Soraya Benchikh stepped down as Chief Financial Officer and from the Board. I thank Soraya for her contribution to BAT.

In November, we welcomed Matthew Wright to the Board as an Independent Non-Executive Director, and a member of the Remuneration and Nominations Committees.

As a former CEO of a global leadership consultancy, Matthew brings extensive international business experience, underpinned by deep people and culture expertise gained across various industries.

Having served on the Board for nine years, Holly Keller Koeppel will step down from the Board at the conclusion of this AGM.

I would like to thank Holly for her outstanding contribution over her tenure, including as Senior Independent Director, and chair of the Audit Committee before that.

As announced last week, Dragos Constantinescu will join BAT as Chief Financial Officer and Executive Director with effect from 1 September 2026.

Dragos is currently serving as CEO of Asahi Europe & International, where he has held a number of senior leadership roles since 2019. Prior to this, he spent 16 years at BAT.

His strong combination of financial expertise, senior leadership and international experience in both the Nicotine and FMCG sectors will be key assets as our transformation continues.

Javed Iqbal will continue acting as Interim Chief Financial Officer until Dragos’ appointment, following which Javed will continue in his role as Director, Digital and Information. I would like to thank Javed for his dedication and excellent contribution during this period.

SUMMARY AND THANKS
In closing, after a long and ever-changing career in this industry, I truly believe that BAT has the full set of strengths needed to realise its ambitions and Build a Smokeless World.

The trust of our shareholders and the commitment of our people have shaped this business for nearly 125 years.

Much has changed - but our resilience and consumer focus has not. Our journey to a Smokeless World is real and it’s happening now.

I firmly believe were it not for the stigma that surrounds the industry, our transformation to date would be considered extraordinary. And, in time, I believe the world will come to see it that way.

With the capabilities that underpin our transformation, and our track record of generating strong cash returns, I’m confident in the trajectory of this business, the exciting opportunities ahead and the difference we have the potential to make.

Before we move to the resolutions, let me thank my fellow directors on the Board, our Chief Executive, Tadeu, the Management Board, and all our employees, for their hard work and delivery in 2025, and driving further confidence in delivery for the year ahead.

Notes:

‡ The seven markets we are piloting age-estimation technologies in are: Croatia, Bosnia and Herzegovina, Poland, Italy, Serbia, Greece and the Channel Islands.

1. Smokeless products/alternatives refers to smokeless tobacco and nicotine products, including Vapour products, Heated Products and Modern Oral products, which are collectively termed New Categories, as well as Traditional Oral products.

2. The number of adult consumers of Smokeless products is defined as the estimated number of legal age (minimum 18 years) consumers of the Group’s Smokeless products, which does not necessarily mean these users are solus consumers of these products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Smokeless products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties including Kantar). The number of adult consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand.

The number of adult consumers of Smokeless products is used by management to assess the number of adult consumers regularly using the Group’s New Category products as the increase in Smokeless products is a key pillar of the Group’s Sustainability ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to users of the financial statements given the Group’s Sustainability ambition and alignment to the sustainability of the business with respect to the Smokeless portfolio.

3. Human, D., et al./ The Safer Nicotine Revolution: Global Lessons, Healthier Futures. Smoke Free Sweden 2025. Available at: www.smokefreesweden.org/safer-nicotine-revolution.pdf

4. Office for National Statistics (ONS), released 4 November 2025, ONS website, statistical bulletin, Adult smoking habits in the UK: 2024

5. Agaku, I. (2026). Tobacco Product Use among U.S. Adults, 2023–2024. NEJM Evidence. doi: www.doi.org/10.1056/evidpha2500339

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and addictive.

† Products sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

** On an adjusted for Canada basis.

Forward-Looking Statements
References in this address to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This address does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT shares or other securities. This address contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target,” “being confident” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates.

In particular, these forward-looking statements include, among other statements, certain statements under the headings “REFLECTIONS ON 2025”, including the Group’s expectation to be future-fit in a digitally-driven consumer landscape and the Group’s ambition to be a predominantly Smokeless business by 2035, “OUTLOOK”, including the Group’s confidence in delivering its mid-term algorithm, the Group’s expectation to deliver over £50 billion of free cash flow between 2024 and 2030, the Group’s commitment to strong shareholder returns and the Group’s belief in remaining on track to be within its 2-2.5x target leverage range by year-end, on an adjusted for Canada basis, and “SUMMARY AND THANKS”.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this address are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of increased competition from illicit trade and illegal products; changes or differences in domestic or international economic or political conditions; the impact of adverse domestic or international legislation and regulation of tobacco, New Categories and other regulation; the impact of supply chain disruptions; adverse litigation and external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse decisions by domestic or international regulatory bodies, including disputed taxes, interest and penalties; the impact of serious injury, illness or death in the workplace and those who work with the business; the ability to maintain credit ratings and to fund the business under the current capital structure; translational and transactional foreign exchange rate exposure; direct and indirect adverse impacts associated with climate change (both physical and transition); the ability to deliver a viable circular business model in response to global demand, combined with increasing regulatory, stakeholder and consumer pressure; and the Group’s ability to defend against Cyber & Digital actions that result in loss of confidentiality, availability or integrity of systems and data.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this address and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F, filed on 13 February 2026, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s website, http://www.bat.com.

No statement in this address is intended to be a profit forecast and no statement in this address should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.